REPORT 2001

STRENGTH & STABILITY

GORMAN-RUPP PUMPS

The Pump People



The profound changes that have transformed American industry over the past seven decades underscore the remarkably consistent record of performance and profitability that Gorman-Rupp has achieved during that period.

The Company's fiscal soundness is reflected in sales, earnings and dividends that have grown steadily over many years.

The principal ingredients of that growth – the elements that have enabled Gorman-Rupp to achieve a strong presence in industry after industry - have been product innovation, exceptional customer service, and continuous investment in cutting-edge manufacturing technology.

The Company will continue to rely on these keys to strength and stability as new market opportunities are explored in the years ahead.


203
97
98
99
00
01
Net Sales


14.6
97
98
99
00
01
Net Income


97
98
99
00
01
Basic and Diluted
Earnings Per Share


.64
.56
97
98
99
00
01
Dividends
Paid Per Share

The Gorman-Rupp Company manufactures pumps and related equipment (pump and motor controls) for water, wastewater, construction, industrial, petroleum, original equipment, agricultural, fire and military applications at six locations (Mansfield and Bellville, Ohio; Sand Springs, Oklahoma; Toccoa, Georgia; St. Thomas, Ontario, Canada; and County Westmeath, Ireland) and markets those products through its wholly owned subsidiaries and a network of independent distributors and manufacturers' representatives in the United States, Canada and the world. (See Note F - Business Segment Information on page 15.)

2001 FINANCIAL HIGHLIGHTS

(Thousands of dollars, except per share amounts)	Year ended December 31, 2001	2000	% Change
Operating Results:			
Net sales	$202,927	$190,144	6.7
Net income	14,585	13,796	5.7
Return on net sales	7.2%	7.3%	–
Financial Position:			
Total assets	$148,113	$145,881	1.5
Working capital	71,016	63,210	12.3
Current ratio	4.9	4.3	–
Shareholder Information:			
Basic and diluted earnings per share	$1.70	$1.61	5.6
Dividends paid per share	.64	.62	3.2
Return on average shareholders' equity	14.0%	14.3%	–

TABLE OF CONTENTS

TO OUR SHAREHOLDERS:

We are very pleased to report record results for 2001. This accomplishment marks the Company's 15th consecutive year of increased sales and earnings and the 29th consecutive year of increased cash dividends.

Gorman-Rupp's strength, stability and sixty-eight years of market leadership in pumping technology and service have produced consistent financial success and increased shareholder value.

Record net sales in 2001 were $202.9 million compared to $190.1 million in 2000, an increase of 6.7 percent. Record earnings per share for 2001 equaled $1.70 compared to $1.61 in 2000.

We thank our employees throughout the Company for their dedication and support during a challenging year which enabled us to achieve these results. Patterson Pump Company responded to an increase in demand for fabricated products associated with the power generation market. Gorman-Rupp Industries and Mansfield Division however, suffered from the economic slowdown and experienced forecast and budget reductions.

We anticipate another challenging year in 2002. Economically, we expect the first half of the year to remain relatively flat and are hopeful for improvement as we move into the second half. Our plans are to stay the course and remain dedicated to the ongoing strategic goals of positioning the Company for international growth, market expansion and product development.

As part of our corporate development plan for growth and expansion, we are pleased to welcome American Machine and Tool Co., Inc. and Flo-Pak, Inc. to the family of Gorman-Rupp companies. AMT, located in Royersford, Pennsylvania, is a leading supplier of "off the shelf" pumps for industrial supply catalogs. AMT was acquired in February 2002 and will operate as a subsidiary of Gorman-Rupp. Flo-Pak, of Atlanta, Georgia, acquired in March 2002, is a fabricator and assembler of pumping systems for HVAC, fire, municipal, and industrial markets. Flo-Pak will operate as a division of Patterson Pump Company.

The Gorman-Rupp Company, with the addition of these two successful companies, looks forward to the expanding opportunities of 2002.



James C. Gorman
James C. Gorman
Chairman

Jeffrey S. Gorman
Jeffrey S. Gorman
President and Chief Executive Officer

CONTINUED GROWTH

Gorman-Rupp continues to move forward, increasing sales and earnings for the fifteenth consecutive year, and boosting dividends for the twenty-ninth year in succession.

Earnings & Dividends
per common share 1968 -2001

- 15 consecutive years of increased earnings per share (1987-2001)
- 29 consecutive years of increased dividends per share (1973-2001)


$1.70
$1.65
$1.50
$1.35
$1.20
$1.05
$0.90
$0.75
$0.60
$0.45
$0.30
$0.15
1968
1975
1980
1985
1990
1995
2001

AWARDS

Gorman-Rupp marked 30 years as a listed company on the American Stock Exchange.
AMEX symbol: GRC


Congratulates
AMEX: GRC


STATON'S
AMERICA'S
Finest
COMPANIES®

Gorman-Rupp was honored once again to be among the nation's best in Bill Staton's eleventh edition of *America's Finest Companies* as a result of its continued increase in sales, earnings and cash dividends.

MUNICIPAL MARKET

Clean water is essential to life everywhere. New and expanding community development sites require increasing quantities of clean water for domestic, industrial and recreational uses. At the same time, mature municipal water systems and growing environmental concerns are spurring demands for adequate supplies and treatment of the world's most vital resource. Gorman-Rupp is recognized throughout the world as a leading manufacturer of engineered pumping systems used in supplying water to communities and for the handling of sewage.

Patterson Pump produces large-volume centrifugal, axial flow and vertical turbine pumps - the "hearts" of distribution systems that provide water to major cities, small towns and rural villages around the globe. These giant pumps also stand guard during periods of heavy rainfall, handling excess water in order to safeguard municipalities from flooding. Population growth in suburban areas, where water pressures are low, creates demand for Gorman-Rupp's line of pressure booster stations.

The Company also manufactures an extensive line of above and below ground sewage pumping systems. These completely packaged quality systems comprise pumps, motors, controls, piping and accessories, all housed in a corrosion-resistant fiberglass enclosure ready for immediate installation at the job site. The municipal market is expanding. Our reputation for quality and advanced technology should continue to bring us a steady flow of new opportunities.



New and expanding communities use above-ground packaged sewage pumping stations to transfer sewage to treatment plants.



Booster stations supply water to water towers and are widely used to boost low line pressure in commercial, industrial and residential areas.


Tyvek
HomeWrap

FIRE PROTECTION MARKET



As the nation's suburbs continue to grow, the number of office buildings, universities, department stores, sports arenas and other structures which are required to contain sprinkler systems continue to expand rapidly.



Pumps used for fire protection as part of an automatic sprinkler system.

Patterson Pump is one of the leading manufacturers of fire pumps and fire pump systems. A premier line of centrifugal pumps and packaged systems are manufactured to become integral components of automatic sprinkler systems, fire hydrants, stand pipes, fog systems and deluge systems. While fire protection systems have long been common in many buildings, increasingly stringent building codes are requiring "silent sentinels" in a growing number of new types of facilities around the globe.

In addition, the Mansfield Division produces a full line of portable and truck-mounted pumps that give fire departments direct access to water where hydrants are not available. Public awareness of the importance of adequate fire protection has been greatly increased by the growing number of brush and forest fires.

Future growth of the fire protection market will be primarily driven by the renewed awareness of life safety requirements, building codes and global updating of local and national fire codes.



Fire protection pumps are used in numerous buildings and sports arenas around the world.

OEM MARKET

Original equipment manufacturers in a wide range of industries rely on Gorman-Rupp for pumps and related equipment used in highly diverse applications. The Company's cumulative experience and engineering ingenuity are vital here because so many applications require specially designed and custom-built products.



Large turbine exhaust housings are engineered and manufactured by Patterson Pump Company.

Patterson Pump, under contract with G.E. Power Systems, produces large exhaust housings for the gas turbine power generation industry. Few other companies have the manufacturing capability and technical expertise to manufacture these products.



Gorman-Rupp Industries Division provides complete pumping solutions for manufacturers of appliances and food processing, chemical, photo processing, waste treatment, medical and HVAC equipment.

Original equipment manufacturers are the bedrock of America's industrial base. A growing number of partnerships with OEMs are further enhancing Gorman-Rupp's strength and stability.

GOVERNMENT MARKET

The Mansfield Division manufactures portable, air-drop or air-deliverable bulk water and fuel delivery units for the U.S. military.



Unit used at remote military operational location.

CONSTRUCTION MARKET



Nowhere is Gorman-Rupp's product innovation and marketing strength more evident than in the construction industry. The Company manufactures more models of pumps for construction applications than any other company in the world. Contractors use our self-priming, centrifugal trash pumps- the workhorses of the industry - for dewatering quarries and ditches, rerouting streams, and removing debris-laden water from construction sites. Builders know that for excess water problems anywhere, Gorman-Rupp has the best solution.



Dewatering a holding pond at a sand and gravel quarry.



Recirculating and transferring coolant at an automotive plant



INDUSTRIAL MARKET

Legendary product reliability and ease of service have earned Gorman-Rupp a strong presence in a broad spectrum of industries. Hard-working industrial pumps are employed in steel and paper mills; automotive, appliance and food processing plants; refineries, wineries and hundreds of other production facilities throughout the world. In today's hyper-competitive industrial market environments, dependability is a high priority because downtime can be devastating. Gorman-Rupp pumps make the difference.

PETROLEUM MARKET

Gorman-Rupp has long been the pacesetter in designing pumps to safely handle petroleum and a wide variety of derivative products. Gorman-Rupp manufactures pumps for aircraft fuels, missile fuels, gasoline, heating oil, petrochemicals and solvents. As new fuels, new vehicles and new transportation systems are developed, Gorman-Rupp will continue to lead with reliable and efficient pump designs.





Handling of volatile fuels at bulk plant operations.

CONSOLIDATED STATEMENTS OF INCOME AND SHAREHOLDERS' EQUITY

(Thousands of dollars, except per share amounts)

INCOME

	Year ended December 31, 2001	2000	1999
Net sales	$202,927	$190,144	$181,945
Other income	886	1,340	881
Total Income	**203,813**	**191,484**	**182,826**
Deductions from income:			
Cost of products sold	154,819	141,714	135,598
Selling, general and administrative expenses	25,959	26,431	25,687
Non-recurring expense - plant relocation	–	1,143	–
	180,778	169,288	161,285
Income Before Income Taxes	**23,035**	**22,196**	**21,541**
Income taxes	8,450	8,400	8,460
Net Income	**$14,585**	**$13,796**	**$13,081**
Basic and Diluted Earnings Per Share	**$1.70**	**$1.61**	**$1.52**
Average number of shares outstanding	8,555,830	8,583,183	8,585,877

SHAREHOLDERS' EQUITY

	Common Shares	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balances December 31, 1998	**$5,116**	**$80,314**	**$(1,724)**	**$83,706**
Comprehensive income:				
Net income		13,081		13,081
Foreign currency translation adjustments			487	487
Total comprehensive income				13,568
Sale of 35,813 common shares from treasury	23	550		573
Purchase of 25,000 common shares for treasury	(16)	(384)		(400)
Cash dividends - $.60 a share		(5,152)		(5,152)
Balances December 31, 1999	**5,123**	**88,409**	**(1,237)**	**92,295**
Comprehensive income:				
Net income		13,796		13,796
Foreign currency translation adjustments			(287)	(287)
Total comprehensive income				13,509
Sale of 3,000 common shares from treasury	2	45		47
Purchase of 29,496 common shares for treasury	(19)	(511)		(530)
Cash dividends - $.62 a share		(5,322)		(5,322)
Balances December 31, 2000	**5,106**	**96,417**	**(1,524)**	**99,999**
Comprehensive income:				
Net income		14,585		14,585
Foreign currency translation adjustments			(486)	(486)
Total comprehensive income				14,099
Sale of 3,000 common shares from treasury	2	71		73
Purchase of 31,000 common shares for treasury	(21)	(765)		(786)
Cash dividends - $.64 a share		(5,475)		(5,475)
Balances December 31, 2001	**$5,087**	**$104,833**	**$(2,010)**	**$107,910**

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(Thousands of dollars)	December 31, 2001	2000
ASSETS		
Current Assets		
Cash and cash equivalents	$20,583	$7,630
Accounts receivable	28,378	28,851
Inventories	33,889	39,760
Deferred income taxes	4,249	4,789
Other current assets	2,020	1,259
Total Current Assets	**89,119**	**82,289**
Other Assets	**2,280**	**1,593**
Deferred Income Taxes	**2,819**	**4,114**
Property, Plant and Equipment		
Land	1,592	1,592
Buildings	43,070	42,573
Machinery and equipment	73,787	73,157
	118,449	117,322
Less allowances for depreciation	64,554	59,437
Property, Plant and Equipment - Net	**53,895**	**57,885**
	$148,113	**$145,881**

	2001	2000
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$5,433	$7,391
Payrolls and related liabilities	3,377	3,331
Commissions payable	3,389	2,532
Accrued expenses	2,955	2,621
Accrued medical benefits	2,949	2,604
Current portion of long-term debt	–	600
Total Current Liabilities	**18,103**	**19,079**
Long-Term Debt	**–**	**3,413**
Postretirement Benefits	**22,100**	**23,390**
Shareholders' Equity		
Common Shares, without par value: Authorized – 14,000,000 shares; Outstanding- 8,537,553 shares in 2001 and 8,565,553 shares in 2000 (after deducting treasury shares of 327,623 in 2001 and 299,623 in 2000) at stated capital amount	5,087	5,106
Retained earnings	104,833	96,417
Accumulated other comprehensive loss (translation adjustments)	(2,010)	(1,524)
Total Shareholders' Equity	**107,910**	**99,999**
	$148,113	**$145,881**

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Thousands of dollars)	Year Ended December 31, 2001	2000	1999
Cash flows from operating activities:			
Net income	$14,585	$13,796	$13,081
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	7,128	6,863	6,489
Deferred income taxes	1,835	661	(977)
Changes in operating assets and liabilities:			
Accounts receivable	473	(953)	(1,616)
Inventories	5,871	(3,571)	2,134
Accounts payable	(1,958)	1,586	(2,861)
Postretirement benefits	(1,490)	(1,057)	(494)
Other	(151)	(996)	1,755
Net cash provided by operating activities	**26,293**	**16,329**	**17,511**
Cash flows from investing activities:			
Capital additions, net	(3,139)	(11,439)	(16,182)
Purchases of short-term investments	(2,000)	(7,204)	(13,502)
Proceeds from short-term investments	2,000	10,429	16,583
Other	–	300	–
Net cash used for investing activities	**(3,139)**	**(7,914)**	**(13,101)**
Cash flows from financing activities:			
Cash dividends	(5,475)	(5,322)	(5,152)
Proceeds from bank borrowings	2,495	17,119	29,430
Payments to bank for borrowings	(6,508)	(16,213)	(27,106)
Sale of common shares from treasury	73	47	573
Purchase of common shares for treasury	(786)	(530)	(400)
Net cash used for financing activities	**(10,201)**	**(4,899)**	**(2,655)**
Net increase in cash and cash equivalents	**12,953**	**3,516**	**1,755**
Cash and cash equivalents:			
Beginning of year	7,630	4,114	2,359
End of year	**$20,583**	**$7,630**	**$4,114**

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note A – Summary of Major Accounting Policies:

Consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Cash Equivalents and Short-Term Investments:

The Company considers highly liquid, short-term investments to be cash equivalents.

Inventories:

Inventories are stated at the lower of cost or market. The cost for approximately 96% of inventories at December 31, 2001 and 2000 is determined using the last-in, first-out (LIFO) method, with the remainder determined using the first-in, first-out method.

Property, Plant and Equipment:

Property, plant and equipment are stated on the basis of cost. Depreciation is computed principally by the straight-line method over the estimated useful lives of the assets. The estimated useful life ranges from 20 to 50 years for buildings and 5 to 10 years for machinery and equipment. Long-lived assets are reviewed for impairment losses whenever events or changes in circumstances indicate the carrying amount may not be recovered through future net cash flows generated by the assets.

Concentration of Credit Risk:

The Company does not require collateral from its customers and has generally had a good collection history. In 2001, sales to one customer were approximately 16.7% of total net sales and at December 31, 2001, 6.3% of total accounts receivable were due from this one customer. In 2000 and 1999 there were no sales to any customer greater than 10% of net sales.

Freight Costs:

The Company reflects the cost for shipping its products to customers in cost of products sold.

Revenue Recognition:

Revenue from product sales is generally recognized when shipment to the customer has been made, which is when title passes.

Advertising:

The Company expenses all advertising costs as incurred which, for the years ended December 31, 2001, 2000 and 1999 totaled $2,519,000, $2,968,000 and $2,748,000 respectively.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

New Accounting Pronouncements:

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement No. 141, "Business Combinations," and Statement No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives. The Company will adopt the new rules on accounting for goodwill and other tangible assets beginning in the first quarter of 2002. The Company has determined there will be no effect on the earnings and financial position of the Company upon adoption.

In October 2001, the FASB issued statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" which supersedes Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." Statement No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. The Company will adopt the new rules on accounting for the impairment and disposal of long-lived assets beginning in the first quarter of 2002. The Company is currently reviewing this statement to determine the effect on the Company's financial statements.

Translation of Foreign Currency:

Assets and liabilities of the Company's operations outside the United States, accounted for in a functional currency other than U.S dollars, are translated into U.S. dollars using year-end exchange rates. Revenues and expenses are translated at average exchange rates effective during the year. Foreign currency translation gains and losses are included as a component of accumulated other comprehensive (loss) income within shareholders' equity.

Gains and losses resulting from foreign currency transactions, the amounts of which are not material, are included in net income.

Note B – Inventories:

The major components of inventories are as follows:

(Thousands of dollars)	2001	2000
Raw materials and in-process	$22,224	$25,898
Finished parts	9,700	11,148
Finished products	1,965	2,714
	$33,889	**$39,760**

The excess of replacement cost over LIFO cost is approximately $25,113,000 and $24,014,000 at December 31, 2001 and 2000, respectively.

Note C – Financing Arrangements:

Under unsecured demand lines of credit with banks, the Company may borrow up to $10.0 million with interest at LIBOR plus .75% or at alternative rates as selected by the Company and $300,000 with interest at 7.5 percent. At December 31, 2001, $10.3 million was available for borrowing.

In 1999, the Company negotiated an additional unsecured $20.0 million credit facility at a fixed rate of interest of 6.0%, to finance the construction of a new manufacturing complex. The note permitted the Company to draw funds and required interest-only payments through March 31, 2001 and then converted to a term loan requiring interest and principal payments through March 31, 2006. In connection with the conversion of the credit facility to a term loan on March 21, 2001, the Company classified $600,000 of the $4.0 million balance outstanding at December 31, 2000 as current. In 2001 the Company paid the outstanding balance of the term loan and subsequently terminated the loan.

On January 3, 2002, the Company negotiated an additional unsecured $16.0 million credit facility with interest at LIBOR plus .75%, or at alternate rates as selected by the Company.

The Company had an $8.0 million unsecured revolving loan agreement that matured in May 2001 and was renewed as a $4.0 million unsecured revolving loan agreement which matures in May 2003. At December 31, 2001, $3.0 million was available for borrowing after deducting $1.0 million of letters of credit. Interest is payable quarterly at LIBOR plus .55%, or at alternative rates as selected by the Company (weighted average interest rate of 2.7% and 7.2% at December 31, 2001 and 2000, respectively.)

The $10.0 million demand line of credit and the $4.0 million revolving loan agreements contain restrictive covenants, including limits on additional borrowings and maintenance of certain operating and financial ratios. At December 31, 2001 the Company significantly exceeds the requirements.

Interest expense was $116,000, $183,000 (net of $25,000 capitalized interest), and $55,000 (net of $100,000 capitalized interest) in 2001, 2000 and 1999, respectively.

Note D – Income Taxes:
The components of income before income taxes are:

(Thousands of dollars)	2001	2000	1999
United States	$22,456	$22,002	$21,480
Foreign	579	194	61
	$23,035	**$22,196**	**$21,541**

The components of income tax expense are as follows:

(Thousands of dollars)	2001	2000	1999
Current expense:			
Federal	$5,306	$6,484	$7,861
Canadian	306	332	259
State and local	1,003	923	1,317
	6,615	7,739	9,437
Deferred expense (credit)			
Federal	1,723	640	(837)
Canadian	(123)	(67)	(26)
State and local	235	88	(114)
	1,835	661	(977)
	$8,450	**$8,400**	**$8,460**

The reconciliation between income tax expense and the amount computed by applying the statutory federal income tax rate of 35% to income before income taxes is as follows:

(Thousands of dollars)	2001	2000	1999
Income taxes at statutory rate	$8,062	$7,769	$7,539
State and local income taxes, net of federal tax benefit	773	694	798
Other	(385)	(63)	123
	$8,450	**$8,400**	**$8,460**

Deferred tax assets (liabilities) consist of the following:

(Thousands of dollars)	2001	2000	1999
Current:			
Inventories	$1,430	$2,089	$2,445
Accrued liabilities	2,819	2,700	2,753
	4,249	4,789	5,198
Non-current:			
Depreciation	(5,651)	(5,501)	(5,439)
Postretirement health benefits obligation	8,725	9,718	9,846
Other	(255)	(103)	(41)
	2,819	4,114	4,366
	$7,068	**$8,903**	**$9,564**

The Company made income tax payments of $7,223,000, $8,849,000, and $9,300,000 in 2001, 2000 and 1999, respectively.

Note E – Pensions and Other Postretirement Benefits:
The Company sponsors a defined benefit pension plan covering substantially all employees. The Company's policy is to fund the maximum tax-deductible contribution. The Company also sponsors a non-contributory defined benefit health care plan that provides health benefits to retirees and their spouses. The Company's policy is to fund the cost of these benefits as incurred.

The following table presents the plans' funded status reconciled with amounts recognized in the Company's balance sheets:

	Pension Benefits		Other Benefits	
(Thousands of dollars)	2001	2000	2001	2000
Change in benefit obligation				
Benefit obligation at beginning of year	$26,343	$23,735	$16,280	$15,894
Service cost	1,339	1,251	602	582
Interest cost	2,071	1,739	1,262	1,232
Actuarial loss/(gain)	2,804	451	2,042	(391)
Benefits paid	(2,640)	(833)	(1,537)	(1,037)
Benefit obligation at end of year	**29,917**	**26,343**	**18,649**	**16,280**
Change in plan assets				
Fair value of plan assets at beginning of year	30,670	27,566	–	–
Actual return on plan assets	(2,351)	2,529	–	–
Company contributions	1,420	1,408	1,537	1,037
Benefits paid	(2,640)	(833)	(1,537)	(1,037)
Fair value of plan assets at end of year	27,099	30,670	–	–
Funded status of the plan (under) over funded	(2,818)	4,327	(18,649)	(16,280)
Unrecognized net actuarial loss/(gain)	4,103	(3,566)	(2,734)	(5,132)
Unrecognized net transition asset	(174)	(348)	–	–
Unrecognized prior service cost	–	–	(2,252)	(3,008)
Prepaid (accrued) benefit cost	**$ 1,111**	**$ 413**	**$(23,635)**	**$(24,420)**
Weighted-average assumptions				
Discount rate	7.50%	8.00%	7.50%	8.00%
Expected rate of return on plan assets	8.00%	8.00%	–	–
Rate of compensation increase	4.00%	4.00%	–	–

Approximately $1,500,000 and $1,000,000 of the post-retirement benefit obligation has been classified as a current liability at December 31, 2001 and December 31, 2000, respectively.

For measurement purposes, an 8.0 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 2002. The rate was assumed to decrease gradually to 4.5 percent by 2006 and remain at that level thereafter.

	Pension Benefits			Other Benefits		
(Thousands of dollars)	2001	2000	1999	2001	2000	1999
Components of net periodic benefit cost						
Service cost	$1,339	$1,251	$1,481	$602	$582	$681
Interest cost	2,071	1,739	1,847	1,262	1,232	1,140
Expected return on plan assets	(2,477)	(2,104)	(2,059)	–	–	–
Amortization of prior service cost and unrecognized gain	(36)	(42)	34	(756)	(756)	(756)
Recognized net actuarial loss	(174)	(174)	(174)	(351)	(340)	(182)
Benefit cost	**$ 723**	**$ 670**	**$1,129**	**$ 757**	**$ 718**	**$ 883**

The assumed health care trend rate has a significant effect on the amounts reported for other postretirement benefits.

A one-percentage point change in the assumed health care cost trend rate would have the following effects:

	One-Percentage Point	
(Thousands of dollars)	Increase	Decrease
Effect on total of service and interest cost components in 2001	$146	$(131)
Effect on accumulated postretirement benefit obligation as of December 31, 2001	$1,319	$(1,204)

Note F - Business Segment Information:
The Company operates principally in one business segment, the manufacture and sale of pumps and related fluid control equipment for water, wastewater, construction, industrial, petroleum, original equipment, agricultural, fire and military applications. Except for export sales, the Company's pumps are marketed in the United States and Canada through a network of about 1,000 distributors, through manufacturers' representatives (for sales to many original equipment manufacturers) and by direct sales.

Export sales are principally made through foreign distributors and manufacturers' representatives. The Company exports to more than 75 countries around the world. The components of customer sales, based on the location of customers, are as follows:

(Thousands of dollars)	2001	%	2000	%	1999	%
United States	$170,250	84	$153,104	81	$151,492	83
Exports to foreign countries	32,677	16	37,040	19	30,453	17
Total	**$202,927**	**100**	**$190,144**	**100**	**$181,945**	**100**

Note G - Subsequent Events (unaudited):
On February 26, 2002, the Company acquired all of the issued and outstanding stock of American Machine & Tool Co., Inc. ("AMT") for a cash purchase price of approximately $16.0 million. On March 1, 2002, the Company acquired all of the issued and outstanding stock of Flo-Pak, Inc. ("Flo-Pak") for a cash purchase price of approximately $6.5 million. The acquisitions were financed with cash from the Company's treasury and by a draw of $10.0 million on an unsecured credit facility established on January 3, 2002. The Company anticipates that its borrowings for the acquisitions will be repaid from internally generated funds. AMT, located in Royersford, Pennsylvania, is a developer and manufacturer of standard centrifugal pumps for industrial and commercial fluid-handling applications and had revenues of approximately $14.9 million for the fiscal year ended October 31, 2001. AMT will operate as a subsidiary of the Company. Flo-Pak, located in Atlanta, Georgia, is a manufacturer of designed pumping systems for the heating, ventilation and air-conditioning (HVAC) market and had revenues of approximately $11.0 million for the year ended December 31, 2001. Flo-Pak's operations will be merged into Patterson Pump Company, a subsidiary of Gorman-Rupp.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

2001 Compared to 2000

The Company recorded net sales of $202.9 million in 2001, a record that marks the 15th consecutive year of increased sales, and exceeded 2000 net sales of $190.1 million by 6.7 percent. Highlighting sales growth was the substantial increase in demand for fabricated components used in the gas turbine power generation industry combined with continued strong demand for pumps in the fire protection, fresh water and wastewater markets. Growth in these markets, together with price increases on products ranging from 2-3%, were partially offset by the economic downturn in 2001, reducing demand for small pumps made for the original equipment market and establishing flat demand for pumps distributed to other domestic commercial markets.

In addition, international business declined as export shipments decreased nearly 12% in 2001, representing 16% of total net sales compared to 19% in 2000. However, the Company is not exposed to material market risks as a result of its export sales or its operations outside of the United States. Payment terms for export sales transacted by the Company consist of revocable and irrevocable letters of credit and open accounts; and payment terms regarding export shipments are made solely in U.S. Dollars. The Company's operations outside of the United States are small, both individually and collectively.

Other income in 2001 totaled $886,000 and was principally the result of interest income on invested funds. Interest income was constrained, however, due to lower rates of return. Other income in 2000 was $1.3 million and included interest income and a gain from the sale of unutilized machinery and equipment recorded in the fourth quarter.

Cost of products sold in 2001 equaled 76.3% of net sales and amounted to $154.8 million compared to 74.5% and $141.7 million in 2000. As a percent of net sales, gross profit margins were 23.7% in 2001 and 25.5% in 2000. Decreased gross margins resulted principally from the economic impact of higher energy costs, increased medical and healthcare expense and underutilized capacity primarily occurring after the September 11th terrorist attack and extending through the fourth quarter. The last half of 2001 presented different capacity utilization issues for the Company. While the Company's subsidiary in Georgia was responding to substantial increases in demand, two facilities in Ohio were experiencing order reductions and budget cutbacks. Cost control measures and on-going manufacturing efficiencies from prior investments assisted in maintaining the performance results for 2001.

Selling, general and administrative (SG&A) expenses in 2001 were $26.0 million compared to $26.4 million in 2000, a decrease of 1.8 percent. As a percent of net sales, SG&A expenses were 12.8% and 13.9% in 2001 and 2000, respectively. Cost control reductions, principally in advertising and product promotion in the fourth quarter contributed to lower SG&A expense for the year. Interest expense included in SG&A expenses amounted to $116,000 in 2001 compared to $183,000 in 2000.

The effective income tax rate was 36.7% in 2001, compared to 37.8% in 2000.

Record net income for the 15th consecutive year increased 5.7% in 2001 to $14.6 million compared to $13.8 million in 2000. As a percent of net sales, net income was 7.2% and 7.3% in 2001 and 2000, respectively. Earnings per share increased nine cents to $1.70 in 2001 compared to $1.61 in 2000.

Cash dividends paid on common shares equaled 64 cents per share and marked the 29th consecutive year of increased cash dividends. The yield at December 31, 2001 was 2.4 percent.

Trends

Numerous business entities in the pump and fluid-handling industries have been targeted in a series of lawsuits in several jurisdictions by various individuals seeking redress to claimed injury as a result of the entities' alleged use of asbestos in their products. The Company and two of its subsidiaries have been drawn into this mass-scaled litigation, typically as one of hundreds of co-defendants in a particular proceeding. The allegations in the lawsuits involving the Company and/or its subsidiaries are vague, general, and speculative, and the cases have not advanced beyond the early stage of discovery. In certain situations, the plaintiffs have voluntarily dismissed the Company and/or its subsidiaries from some of the lawsuits after the plaintiffs have acknowledged that there is no basis for their claims. Insurers of the Company have engaged legal counsel to represent the Company and its subsidiaries and to protect their interests.

In addition, the Company and/or its subsidiaries are parties in a small number of legal proceedings arising out of the ordinary course of business. Management does not currently believe that these proceedings, or the industry-wide asbestos litigation, will materially impact the Company's results of operations, liquidity or financial condition.

Subsequent Events—Acquisitions

On February 26, 2002, the Company acquired all of the issued and outstanding stock of American Machine & Tool Co., Inc. ("AMT") for a cash purchase price of approximately $16.0 million. On March 1, 2002, the Company acquired all of the issued and outstanding stock of Flo-Pak, Inc. ("Flo-Pak") for a cash purchase price of approximately $6.5 million. The acquisitions were financed with cash from the Company's treasury and by a draw of $10.0 million on an unsecured credit facility established on January 3, 2002. The Company anticipates that its borrowings for the acquisitions will be repaid from internally generated funds. AMT, located in Royersford, Pennsylvania, is a developer and manufacturer of standard centrifugal pumps for industrial and commercial fluid-handling applications and had revenues of approximately $14.9 million for the fiscal year ended October 31, 2001. AMT will operate as a subsidiary of the Company. Flo-Pak, located in Atlanta, Georgia, is a manufacturer of designed pumping systems for the heating, ventilation and air-conditioning (HVAC) market and had revenues of approximately $11.0 million for the year ended December 31, 2001. Flo-Pak's operations will be merged into Patterson Pump Company, a subsidiary of Gorman-Rupp.

2000 Compared to 1999

The Company recorded net sales of $190.1 million in 2000, marking a record for the 14th consecutive year and exceeded 1999 net sales of $181.9 million by 4.5 percent. Double-digit growth occurred in the wastewater and the original equipment markets. International business expanded as export shipments increased nearly 22% over 1999, representing 19% of total net sales. Growth in the original equipment market was principally a result of shipments of fabricated components used in the gas turbine power generation industry. The growth in these markets along with a general price increase of 2-3% was somewhat offset by an overall economic slowing of demand for pumps late in the year and a movement of deliveries of fabricated products from the fourth quarter 2000 into 2001. Other income totaled $1.3 million in 2000 compared to $881,000 in 1999, the increase resulting principally from interest income on invested funds and a gain recorded from the sale of unutilized machinery and equipment.

Cost of products sold totaled $141.7 million in 2000 compared to $135.6 in 1999, equal to 74.5% of net sales in 2000 and 1999. Gross profit margins were $48.4 million in 2000 compared to $46.3 million in 1999. As a percent of net sales, gross profit margins were 25.5% in 2000 and 1999. On-going production efficiencies, from prior investments to update technology and machinery, and capacity utilization aided in offsetting manufacturing cost increases associated with general inflationary factors and production disruptions resulting from moving machinery and materials into a newly completed manufacturing facility.

Selling, general and administrative (SG&A) expenses in 2000 were $26.4 million compared to $25.7 million in 1999, an increase of 2.9 percent. As a percent of net sales, SG&A expenses were 13.9% and 14.1% in 2000 and 1999, respectively. Utilization of fixed SG&A expenses incurred to generate product sales and lower pension and other postretirement expenses contributed toward the improved percentage to net sales. Interest expense amounted to $183,000 in 2000 compared to $55,000 in 1999 (net of $25,000 and $100,000 capitalized interest cost associated with the new facility construction project in 2000 and 1999, respectively).

The Company recorded a non-recurring expense in 2000 associated with the moving of machines and materials into a newly completed manufacturing facility, resulting in a $1.1 million reduction in operating income. The move and expenses occurred principally in the third quarter 2000 and reduced after tax income for 2000 by $711,000 equal to earnings per share of $0.08.

The effective income tax rate was 37.8% in 2000, compared to 39.3% in 1999. The lower effective tax rate principally resulted from reductions in state and local taxes.

Record net income for the 14th consecutive year increased 5.5% in 2000 to $13.8 million compared to $13.1 million in 1999. As a percent of net sales, net income was 7.3% and 7.2% in 2000 and 1999, respectively. Earnings per share increased nine cents to $1.61 in 2000 compared to $1.52 in 1999.

The 2000 cash dividend of 62 cents per common share was the 28th consecutive year cash dividends paid have increased. The yield at December 31, 2000 was 3.4 percent.

Liquidity and Sources of Capital

Cash and cash equivalents totaled $20.6 million and long-term debt was eliminated as of December 31, 2001. In addition, the Company had $10.3 million available in bank short-term lines of credit. An unsecured revolving credit facility that expired in May 2001 was renewed as a $4.0 million unsecured revolving loan agreement that matures in May 2003. As of December 31, 2001, $1.0 million of the revolving facility covered outstanding letters of credit. Although the $10.3 million credit facility and the $4.0 million revolving facility contain restrictive covenants, including limits on additional borrowings and maintenance of certain operating and financial ratios, the Company significantly exceeds the requirements.

During 2001, the Company financed its capital improvements and working capital requirements principally through internally generated funds, including inventory reductions. Capital expenditures for 2002, estimated to be $9.0 to $13.0 million, are expected to be financed through internally generated funds and existing credit arrangements. During 2000 and 1999, the Company financed its capital improvements and working capital requirements principally through internally generated funds, proceeds from short-term investments and line of credit arrangements with banks.

On January 3, 2002, the Company negotiated an additional unsecured $16.0 million credit facility from a bank with interest at LIBOR plus .75% or at alternate rates as selected by the Company.

The Company drew $10.0 million on this facility to partially finance its two acquisitions completed in the first quarter of 2002.

The ratio of current assets to current liabilities was 4.9 to 1 at December 31, 2001, compared to 4.3 to 1 at December 31, 2000. Management believes that it has adequate working capital and a healthy liquidity position.

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 141, "Business Combinations," and Statement No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives. The Company will adopt the new rules on accounting for goodwill and other tangible assets beginning in the first quarter of 2002. The Company has determined there will be no effect on the earnings and financial position of the Company upon adoption.

In October 2001, the FASB issued statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" which supersedes Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." Statement No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. The Company will adopt the new rules on accounting for the impairment and disposal of long-lived assets beginning in the first quarter of 2002. The Company is currently reviewing this statement to determine the effect on the Company's financial statements.

Critical Accounting Policies

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States. When more than one accounting principle, or the method of its application, is generally accepted, Management selects the principle or method that is appropriate in Gorman-Rupp's specific circumstances. Application of these accounting principles requires Management to make estimates about the future resolution of existing uncertainties; as a result, actual results could differ from these estimates. In preparing these financial statements, Management has made its best estimates and judgments of the amounts and disclosures included in the financial statements, giving due regard to materiality. The Company does not believe there is a great likelihood that materially different amounts would be reported under different conditions or using different assumptions pertaining to the accounting policies described below.

Revenue Recognition

Substantially all of Gorman-Rupp's revenues are recognized when products are shipped to unaffiliated customers. The Securities and Exchange Commission's Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition" provides guidance on the application of generally accepted accounting principles to selected revenue recognition issues. The Company has concluded that its revenue recognition policy is appropriate and in accordance with generally accepted accounting principles and SAB No. 101.

Allowance for Doubtful Accounts

The Company evaluates the collectibility of its accounts receivable based on a combination of factors. In circumstances where the Company is aware of a specific customer's inability to meet its financial obligations to Gorman-Rupp (e.g., bankruptcy filings, substantial down-grading of credit scores), the Company records a specific reserve for bad debts against amounts due to reduce the net recognized receivable to the amount the Company reasonably believes will be collected. For all other customers, the Company recognizes reserves for bad debts based on the length of time the receivables are past due. If circumstances change (e.g., an unexpected material adverse change in a major customer's ability to meet its financial obligations), the Company's estimates of the recoverability of amounts due could be reduced by a material amount.

Inventories and Related Allowance

Inventories are valued at the lower of cost or market value and have been reduced by an allowance for excess and obsolete inventories. The estimated allowance is based on a variety of factors, including historical inventory usage and Management observations.

Pension Plans and Other Postretirement Benefit Plans

Assumptions used in determining projected benefit obligations and the fair value of plan assets for the Company's pension plans and postretirement benefits other than pensions are evaluated periodically by Management and an outside actuary. Changes in assumptions are based on relevant Company data, such as the rate of increase in compensation levels and the long-term rate of return on plan assets. External factors such as the discount rate and health care cost projections are evaluated and updated annually. Critical assumptions affecting the estimate of pension and postretirement benefit costs are the actuary-determined discount rate and the expected long-term rate of return on plan assets.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. Realization of the Company's deferred tax assets is principally dependent upon its achievement of projected future taxable income, which Management believes is sufficient to fully utilize the deferred tax assets recorded.

Other Matters

Transactions with related parties are in the ordinary course of business and are not material to Gorman-Rupp's financial position, net income or cash flows. Gorman-Rupp does not have off-balance sheet arrangements, financings or other relationships with unconsolidated "special purpose entities."

TEN YEAR SUMMARY OF SELECTED FINANCIAL DATA

(Thousands of dollars, except per share amounts)

	2001	2000	1999	1998
Operating Results:				
Net sales	$202,927	$190,144	$181,945	$173,864
Gross profit	48,108	48,430	46,347	43,713
Income taxes	8,450	8,400	8,460	7,400
Income (1)	14,585	13,796	13,081	11,752
Depreciation and amortization	7,128	6,863	6,489	6,330
Interest expense	116	183	55	188
Return on net sales (%)	7.2	7.3	7.2	6.8
Sales dollars per employee	194.9	186.2	177.3	170.1
Income dollars per employee	14.0	13.5	12.7	11.5
Financial Position:				
Current assets	$89,119	$82,289	$78,185	$78,556
Current liabilities	18,103	19,079	17,439	17,431
Working capital	71,016	63,210	60,746	61,125
Current ratio	4.9	4.3	4.5	4.5
Property, plant and equipment – net	53,895	57,885	53,609	43,916
Capital additions	3,139	11,439	16,182	9,327
Total assets	148,113	145,881	136,875	127,477
Long-term debt	–	3,413	3,107	783
Shareholders' equity	107,910	99,999	92,295	83,706
Dividends paid	5,475	5,322	5,152	4,983
Average number of employees	1,041	1,021	1,026	1,022
Shareholder Information:				
Basic and diluted earnings per share (1)	$1.70	$1.61	$1.52	$1.37
Cash dividends per share	.64	.62	.60	.58
Shareholders' equity per share at December 31	12.64	11.67	10.74	9.75
Average number of shares outstanding	8,555,830	8,583,183	8,585,877	8,599,713

(1) Income in 1992 is before the cumulative effect of a change in accounting principle which reduced income by $11,886,000, or $1.38 per share.

Summary of Quarterly Results of Operations

The following is a summary of unaudited quarterly results of operations for the years ended December 31, 2001 and 2000.

(Thousands of dollars, except per share amounts)

Quarter Ended 2001	Mar. 31	June 30	Sept. 30	Dec. 31	Total
Net sales	$49,671	$54,838	$51,430	$46,988	$202,927
Gross profit	12,346	13,425	11,959	10,378	48,108
Net income	3,604	3,998	3,637	3,346	14,585
Basic and diluted earnings per share	.42	.47	.42	.39	1.70

Quarter Ended 2000	Mar. 31	June 30	Sept. 30	Dec. 31	Total
Net sales	$49,024	$48,008	$47,618	$45,494	$190,144
Gross profit	12,683	12,238	12,444	11,065	48,430
Net income	4,100	3,661	3,128	2,907	13,796
Basic and diluted earnings per share	.48	.42	.37	.34	1.61

1997	1996	1995	1994	1993	1992
$167,426	$157,549	$151,765	$139,601	$133,537	$127,937
40,964	39,127	36,516	35,763	32,699	30,975
6,340	5,735	5,590	5,625	5,063	4,693
10,612	9,928	9,461	9,327	8,795	7,966
5,959	5,675	5,173	4,534	4,274	4,025
238	330	602	195	58	213
6.3	6.3	6.2	6.7	6.6	6.2
163.5	161.8	156.1	140.6	136.0	127.6
10.4	10.2	9.7	9.4	9.0	7.9
$81,695	$71,926	$71,401	$60,070	$55,746	$50,152
17,036	15,199	19,727	16,391	14,382	12,380
64,659	56,727	51,674	43,679	41,364	37,772
4.8	4.7	3.6	3.7	3.9	4.1
40,919	40,549	42,163	40,879	36,835	30,807
6,329	4,036	8,229	8,553	10,277	4,496
127,865	117,650	119,816	107,100	98,706	86,434
6,689	3,796	7,188	4,715	5,338	668
78,060	72,737	67,240	61,608	56,911	52,759
4,821	4,567	4,466	4,209	4,122	3,923
1,024	974	972	993	982	1,003
$1.23	$1.15	$1.10	$1.09	$1.02	$.92
.56	.53	.52	.49	.48	.46
9.07	8.44	7.81	7.18	6.63	6.14
8,609,479	8,617,168	8,587,466	8,579,633	8,588,493	8,594,255

Report of Ernst & Young LLP, Independent Auditors

Board of Directors and Shareholders
The Gorman-Rupp Company

We have audited the accompanying consolidated balance sheets of The Gorman-Rupp Company and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001, appearing on pages 10 through 15. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Gorman-Rupp Company and subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Cleveland, Ohio
January 29, 2002

DIRECTORS



James C. Gorman, 77
Chairman
Elected to Board, 1946



Jeffrey S. Gorman, 49
President and
Chief Executive Officer
Elected to Board, 1989



William A. Calhoun, 87
Retired Senior Partner,
Calhoun, Kademenos
& Heichel Co., L.P.A.
(Attorneys)
Elected to Board, 1969



Thomas E. Hoaglin, 52
Chairman, President and
Chief Executive Officer,
Huntington Banc
Shares, Inc.
Elected to Board, 1993
(Previous service
1986-1989)



Christopher H. Lake, 37
Vice President,
Dean & Lake
Consulting, Inc.
Elected to Board, 2000



Peter B. Lake, Ph.D., 59
President and Chief
Executive Officer,
SRI Quality System
Registrar, Inc.
Elected to Board, 1975



W. Wayne Walston, 59
Retired Vice President
External Affairs, Sprint
Elected to Board, 1999



John A. Walter, 68
Retired President and
Chief Executive Officer
of the Company
Elected to Board, 1989

DIRECTORS' COMMITTEES

Audit Review Committee
Thomas E. Hoaglin
Chairman
Peter B. Lake, Ph.D.
W. Wayne Walston

Pension Committee
Peter B. Lake, Ph.D.
Chairman
William A. Calhoun
John A. Walter

Salary Committee
W. Wayne Walston
Chairman
Thomas E. Hoaglin
Christopher H. Lake

Nominating Committee
William A. Calhoun
Chairman
Christopher H. Lake
John A. Walter

CORPORATE OFFICERS

James C. Gorman, 77
Chairman
Joined the Company, June 1949

Jeffrey S. Gorman, 49
President and Chief Executive Officer
Joined the Company, January 1978

Kenneth E. Dudley, 64
Chief Financial Officer
Joined the Company, September 1956

Robert E. Kirkendall, 59
Vice President Corporate Development and Corporate Secretary
Joined the Company, April 1978

William D. Danuloff, 54
Vice President Information Technology
Joined the Company, May 1971

Judith L. Sovine, CPA, 57
Treasurer
Joined the Company, September 1979

David P. Emmens, 53
Corporate Counsel and Assistant Corporate Secretary
Joined the Company, October 1997

DIVISION AND SUBSIDIARY MANAGERS

Mansfield Division
Mansfield, Ohio
Jeffrey S. Gorman, 49
General Manager
President and Chief Executive Officer of the Company
Joined the Company, January 1978

Gorman-Rupp Industries Division
Bellville, Ohio
James T. Hooker, 55
General Manager
Joined the Company, June 1973

Patterson Pump Company
Toccoa, Georgia
Albert F. Huber, 48
President
Joined Patterson, May 1975
Joined the Company, November 1988

Gorman-Rupp of Canada Limited
St. Thomas, Ontario, Canada
Gary W. Creeden, 55
General Manger
Joined the Company, January 1989

SHAREHOLDER INFORMATION

Ranges of Stock Prices

The high and low sales price and dividends per share for Common Shares traded on the American Stock Exchange were:

	Sales Price of Common Shares				Dividends Per Share	
	2001		2000		2001	2000
Quarter	High	Low	High	Low		
First	$18.5000	$17.3750	$17.6250	$14.5000	$.16	$.15
Second	28.7500	18.0000	18.8750	15.2500	.16	.15
Third	26.3000	18.8000	19.0000	15.5000	.16	.16
Fourth	27.2500	19.2000	18.0000	15.0000	.16	.16

Shareholder information reported by Transfer Agent and Registrar, National City Bank, February 22, 2002.

	Holders	Shares
Individuals	1,320	2,410,481
Nominees, Brokers and Others	24	6,127,072
Total	1,344	8,537,553

An additional 327,623 Common Shares are held in Treasury.

Annual Meeting

The annual meeting of the shareholders of The Gorman-Rupp Company will be held at the Company's Training Center, 270 West Sixth Street, Mansfield, Ohio, on Thursday, April 25, 2002 at 10:00 a.m., Eastern Daylight Time.

Transfer Agent and Registrar

National City Bank
P. O. Box 92301
Cleveland, Ohio 44193-0900

Phone 800-622-6757

Principal Office

The Gorman-Rupp Company
305 Bowman Street
Mansfield, Ohio 44903-1600

Mailing Address

The Gorman-Rupp Company
P. O. Box 1217
Mansfield, Ohio 44901-1217

Phone 419-755-1011
Fax 419-755-1233

Exchange Listing

American Stock Exchange
Symbol GRC

Incorporated

April 18, 1934, under the laws of the State of Ohio

SEC Form 10-K

The SEC Annual Report Form 10-K is available free of charge by written request to:

Robert E. Kirkendall
Corporate Secretary

The Gorman-Rupp Company
P. O. Box 1217
Mansfield, Ohio 44901-1217

Phone 419-755-1294
Fax 419-755-1233

Internet Information

Information about the Company and its products are available through Gorman-Rupp's website on the internet at the following address:

www.gormanrupp.com

To Buy or Sell Stock

Stock cannot be purchased or sold through The Gorman-Rupp Company. Purchases and sales of the Company's common stock are generally made through a Securities Dealer or through the Dividend Reinvestment Plan offered by National City Bank.

In addition, employees of the Company may purchase additional shares through an Employee Stock Purchase Plan without brokerage charge.

Open Enrollment Dividend Reinvestment and Stock Purchase Plan

National City Bank offers a convenient plan for investment in shares of common stock of The Gorman-Rupp Company. Whether purchasing shares for the first time or adding to existing holdings, investors can now buy or sell common shares of The Gorman-Rupp Company directly through National City's Open Enrollment Dividend Reinvestment and Stock Purchase Plan. Your initial investment may be made for a minimum of $500.00 to a maximum of $10,000.00. Any subsequent investments may be made for a minimum of $50.00 per month. For additional information, write to the Company, Attention: Corporate Secretary, for a copy of the plan brochure, or call a customer service representative at National City Bank.

Phone 800-622-6757

Direct Dividend Deposit

Gorman-Rupp offers direct cash dividend deposit, which automatically deposits your dividend check into your checking or savings account. Your dividend is available to you on payment date.

For additional information, call a customer service representative at National City Bank.

Phone 800-622-6757

SAFE HARBOR STATEMENT

This Annual Report contains various forward-looking statements and includes assumptions concerning The Gorman-Rupp Company's operations, future results and prospects. These forward-looking statements are based on current expectations and are subject to risk and uncertainties. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, The Gorman-Rupp Company provides the following cautionary statement identifying important economic, political and technological factors, among others, the absence of which could cause the actual results or events to differ materially from those set forth in or implied by the forward-looking statements and related assumptions.

Such factors include the following: (1) continuation of the current and projected future business environment, including interest rates and capital and consumer spending; (2) competitive factors and competitor responses to Gorman-Rupp initiatives; (3) successful development and market introductions of anticipated new products; (4) stability of government laws and regulations, including taxes; (5) stable governments and business conditions in emerging economies; (6) successful penetration of emerging economies; and (7) continuation of the favorable environment to make acquisitions, domestic and foreign, including regulatory requirements and market values of candidates.

The Gorman-Rupp Company
305 Bowman Street
P.O. Box 1217
Mansfield, OH 44901-1217
Phone 419-755-1011
Fax 419-755-1233
www.gormanrupp.com

Mansfield Division
305 Bowman Street
P.O. Box 1217
Mansfield, OH 44901-1217
Phone 419-755-1011
Fax 419-755-1251

Gorman-Rupp Industries Division
180 Hines Avenue
Bellville, OH 44813
Phone 419-886-3001
Fax 419-886-2338

The Gorman-Rupp International Company*
305 Bowman Street
P.O. Box 1217
Mansfield, OH 44901-1217
Phone 419-755-1011
Fax 419-755-1266

Patterson Pump Company*
9201 Ayersville Road
P.O. Box 790
Toccoa, GA 30577
Phone 706-886-2101
Fax 706-886-0023

Gorman-Rupp of Canada Limited*
70 Burwell Road
St. Thomas, Ontario N5P 3R7
Canada
Phone 519-631-2870
Fax 519-631-4624

Patterson Pump Ireland Limited**
Newbrook, Mullingar,
County Westmeath, Ireland
Phone 353-44-47078
Fax 353-44-49858

*Subsidiary Companies-100% owned
**Subsidiary Company-Majority owned

Printed in U.S.A.